SALIENT MF TRUST	FORWARD FUNDS
4265 San Felipe, Suite 800	101 California Street, 16th Floor
Houston, Texas 77027	San Francisco, CA 94111

April 29, 2016

VIA EDGAR

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds (the Registrant”)

File Nos. 033-48940; 811-06722

Post-Effective Amendment (“PEA”) No. 122 and Amendment No. 122

Salient MF Trust (the “Registrant,” together with Forward Funds, the “Registrants”)

File Nos. 333-180225; 811-22678

PEA No. 19 and Amendment No. 20

Dear Mr. Bartz:

Pursuant to your request, this letter is in response to comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on PEA No. 122 and Amendment No. 122 to the Forward Funds’ and PEA No. 19 and Amendment No. 20 to the Salient MF Trust’s registration statements under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, filed on February 29, 2016 with the Commission (Accession Numbers 0001193125-16-485694 and 0001193125-16-485740, respectively) (together, the “Registration Statements”). Below is a summary of the comments regarding the Registration Statements provided by the Staff via telephone to the undersigned and Danielle Johnson, each of ALPS Fund Services, Inc., and Richard F. Kerr and Cal J. Gilmartin of K&L Gates LLP on Friday, April 15, 2016. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statements.

SALIENT MF TRUST PROSPECTUS

1.	Comment: Prior to filing the Salient MF Trust’s 485(b) Registration Statement, provide the completed “Fee Table” for each series of the Registrant.

Response: Please see separate Response Letter filed April 22, 2016.

2.	Comment: Please file copies of all expense limitation agreements with the 485(b) Registration Statement.

Response: Copies of all expense limitation agreements will be filed with the 485(b) Registration Statement.

U.S. Securities and Exchange Commission

April 29, 2016

Salient Adaptive Growth Fund

3.	Comment: With respect to the Salient Adaptive Growth Fund, please revise and/or add disclosure to the first paragraph in the Fund’s “Principal Investment Strategies” section, as needed, to clarify the strategy to ensure the information required is presented in compliance with Rule 421 under the Securities Act of 1933, as amended (the “Plain English Rule”).

Response: The Registrant notes that the noted disclosures are an essential component of the Fund’s principal investment strategies. As such, the Registrant believes that the accuracy of any disclosure related to these issues is paramount. The Registrant believes it has balanced the requirements for accuracy and plain English in drafting the current disclosure. Therefore, the Registrant respectfully declines to make changes in response to this comment.

4.	Comment: With respect to the Salient Adaptive Growth Fund, please revise and/or add disclosure to the first sentence of the first paragraph to explain the meaning of the term “risk-targeted.”

Response: The Registrant has added the following disclosure: “Risk-targeted means a portfolio management process by which the Adviser seeks to maintain a consistent, chosen level of risk as measured by the annualized standard deviation of returns.”

5.	Comment: In the “Principal Investment Strategies” section of the Salient Adaptive Growth Fund, provide additional detail on the types of securities in which the Fund may invest. If the Fund invests in equities, include a market capitalization. If the Fund invests in debt, provide maturity and credit rating policies. If the Fund will buy below investment grade securities, disclose that and use the term “junk bonds.”

Response: The Registrant has made the requested changes.

6.	Comment: The Salient Adaptive Growth Fund states in its “Principal Investment Strategies” section that the Fund may invest in exchange-traded funds. Confirm whether the “Annual Fund Operating Expenses” table will include a line item for “Acquired Fund Fees and Expenses.”

Response: Confirmed. If the Fund incurs acquired fund fees and expenses in excess of one basis point, it will reflect the acquired fund fees and expenses in its “Annual Fund Operating Expenses” table.

7.	Comment: With respect to the Cayman subsidiary for the Salient Adaptive Growth Fund (the “Subsidiary”):

a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

U.S. Securities and Exchange Commission

April 29, 2016

b.	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

c.	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

d.	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e.	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

f.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

g.	Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:

a.	The Registrant notes that the Fund’s Statement of Additional Information (“SAI”) discloses that the Fund will look through to its Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

b.	Salient Advisors, L.P. is the advisor to the Subsidiary and is registered as an investment advisor with the Commission. The investment advisory agreement covers management of the Subsidiary and is subject to a combined 15(c) process.

U.S. Securities and Exchange Commission

April 29, 2016

c.	The Registrant confirms that the Subsidiary complies with Section 17. The Registrant notes that the Subsidiary has the same custodian as its Fund.

d.	As disclosed in the prospectus, the Fund has not applied for a private letter ruling from the IRS. The Fund intends to treat income from its Subsidiary as qualifying income based on the analysis in private letter rulings issued to other taxpayers and advice of counsel.

e.	The Registrant has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary when identifying the principal risks of the Fund.

f.	The Subsidiary’s financial statements have been consolidated with the financial statements of its Fund.

g.	The Registrant so confirms. In addition, the Subsidiary’s books and records are maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Upon proper request, the Subsidiary’s books and records may be made available to the Staff for inspection.

8.	Comment: With respect to the Salient Adaptive Growth Fund’s inclusion of a “Credit Risk” in the Fund’s “Principal Risks” section, if the Fund may invest in securities rated below investment grade, include the appropriate risk disclosure, including a “junk bond” risk, if applicable.

Response: The principal risks include a “Lower-Rated Debt Securities (“Junk Bonds”) Risk.” Accordingly, no changes are necessary in response to the comment.

9.	Comment: In connection with the Salient Adaptive Growth Fund’s “Emerging Market and Frontier Market Securities” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in emerging and/or frontier markets or revise the “Emerging Market and Frontier Market Securities” risk language accordingly.

Response: The principal strategies do not disclose investment in such securities as a strategy and no changes are needed. The risk disclosure is included due to the potential effect of such securities on derivatives in which the Fund invests.

10.	Comment: In connection with the Salient Adaptive Growth Fund’s “Lower-Rated Debt Securities (“Junk Bonds”)” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to correspond to the Fund’s investments in “Junk Bonds” or revise the “Lower-Rated Debt Securities (“Junk Bonds”)” risk language accordingly.

Response: The principal strategies do not disclose investment in such securities as a strategy and no changes are needed. The risk disclosure is included due to the potential effect of such securities on derivatives in which the Fund invests.

U.S. Securities and Exchange Commission

April 29, 2016

11.	Comment: In connection with the Salient Adaptive Growth Fund’s “Short Sale” and “Small and Medium Capitalization Stocks” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in short sale and/or small and medium capitalization stocks or revise the “Short Sale” and/or “Small and Medium Capitalization Stocks” risk language accordingly.

Response: The principal strategies do not disclose investment in such securities as a strategy and no changes are needed. The risk disclosure is included due to the potential effect of such securities on derivatives in which the Fund invests.

12.	Comment: In connection with the Salient Adaptive Growth Fund’s “Portfolio Turnover” principal risk disclosure, and since portfolio turnover is a byproduct of the Fund’s strategy, please add portfolio turnover as a strategy in the Fund’s “Principal Investment Strategies” section.

Response: Portfolio Turnover is disclosed as a principal risk for the Fund because its investment strategies may result in the Fund engaging in frequent and active trading of portfolio securities. Although the Fund may engage in frequent and active trading of portfolio securities in the pursuit of its investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the Fund’s “Principal Investment Strategies” section in response to this comment.

13.	Comment: In connection with the Salient Adaptive Growth Fund’s “Swap Agreement” principal risk disclosure, add disclosure to the Fund’s Statement of Additional Information stating that to the extent that the Fund will write credit default swaps, the Fund will segregate an amount equal to the full notional amount of the credit default swap to cover such obligations.

Response: The Registrant confirms its SAI currently contains such disclosure. Accordingly, no changes are necessary in response to this comment.

14.	Comment: With respect to the disclosure in the “Investment Advisor/Portfolio Manager” section which states, “The Fund is team managed and all investment decisions are made jointly and primarily by the team,” revise the disclosure to be consistent with Item 5(b), Instruction 2 of Form N-1A.

Response: The Registrant has made the requested change.

Salient MLP & Energy Infrastructure Fund

15.	Comment: With respect to the Salient MLP & Energy Infrastructure Fund’s engagement in covered call writing, as disclosed in the Fund’s “Principal Investment Strategies,” disclose how those investments in derivatives are counted toward the 80% test and confirm it is not the notional amount being counted toward the 80% test.

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Registrant confirms that it does not use the notional amount of derivatives for purposes of determining compliance with an 80% test. Additional information about how the Fund complies with the 80% test is provided in the prospectuses in the “Additional Investment Strategies—Changes of Investment Objective and Investment Policies” section, including how each Fund’s calculation of “net assets” for purposes of determining compliance with an 80% test includes a Fund’s assets “earmarked” to cover investment exposure.

16.	Comment: Each of the Funds that concentrates its investments includes the same “Concentration” principal risk disclosure. For each Fund that concentrates its investments, disclose the specific industries or group of industries the Fund will concentrate its investments in the “Concentration” risk disclosed in each Fund’s “Principal Risk” section. For example, the Salient MLP & Energy Infrastructure Fund’s “Concentration” risk should include MLPs and infrastructure.

Response: Where applicable, industry specific risks are currently included. For example, Salient MLP & Energy Infrastructure Fund has extensive industry specific risk language. The Registrant respectfully believes that no changes are necessary to respond to this comment.

17.	Comment: In connection with the Salient MLP & Energy Infrastructure Fund’s “Leverage” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” section to include the derivatives strategy that relates to the “Leverage” risk or revise the “Leverage” risk language accordingly.

Response: As requested, the Registrant has added the following language to the Fund’s Principal Investment Strategies disclosure: “The Fund may borrow to purchase securities, which would have the effect of adding leverage to the portfolio.”

18.	Comment: In connection with the Salient MLP & Energy Infrastructure Fund’s “Portfolio Turnover” principal risk disclosure, and since portfolio turnover is a byproduct of the Fund’s strategy, please add portfolio turnover as a strategy in the Fund’s “Principal Investment Strategies” section.

Response: Portfolio Turnover is disclosed as a principal risk for the Fund because its investment strategies may result in the Fund engaging in frequent and active trading of portfolio securities. Although the Fund may engage in frequent and active trading of portfolio securities in the pursuit of its investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the Fund’s “Principal Investment Strategies” section in response to this comment.

Salient Tactical Plus Fund

19.	Comment: Revise the disclosure in the first paragraph of the Salient Tactical Plus Fund’s “Principal Investment Strategies” section, as needed, to comply with the Plain English Rule.

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Registrant notes that the noted disclosures are an essential component of the Fund’s principal investment strategies. As such, the Registrant believes that the accuracy of any disclosure related to these issues is paramount. The Registrant believes it has balanced the requirements for accuracy and plain English in drafting the current disclosure. Therefore, the Registrant respectfully declines to make changes in response to this comment.

20.	Comment: In connection with the Salient Tactical Plus Fund’s “Emerging Market and Frontier Market Securities” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in emerging and/or frontier markets or revise the “Emerging Market and Frontier Market Securities” risk language accordingly.

Response: The principal strategies do not disclose investment in such securities as a strategy and no changes are needed. The risk disclosure is included due to the potential affect of such securities on derivatives in which the Fund invests.

Salient Trend Fund

21.	Comment: With respect to the Cayman subsidiary for the Salient Trend Fund (the “Subsidiary”):

a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

b.	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

c.	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

d.	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e.	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

U.S. Securities and Exchange Commission

April 29, 2016

f.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

g.	Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Response:

a.	The Registrant notes that the Fund’s Statement of Additional Information (“SAI”) discloses that the Fund will look through to its Subsidiary for purposes of assessing compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

b.	Salient Advisors, L.P. is the advisor to the Subsidiary and is registered as an investment advisor with the Commission. The investment advisory agreement covers management of the Subsidiary and is subject to a combined 15(c) process.

c.	The Registrant confirms that the Subsidiary complies with Section 17. The Registrant notes that the Subsidiary has the same custodian as its Fund.

d.	As disclosed in the prospectus, the Fund has not applied for a private letter ruling from the IRS. The Fund intends to treat income from its Subsidiary as qualifying income based on the analysis in private letter rulings issued to other taxpayers and advice of counsel.

e.	The Registrant has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary when identifying the principal risks of the Fund.

f.	The Subsidiary’s financial statements have been consolidated with the financial statements of its Fund.

g.	The Registrant so confirms. In addition, the Subsidiary’s books and records are maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Upon proper request, the Subsidiary’s books and records may be made available to the Staff for inspection.

U.S. Securities and Exchange Commission

April 29, 2016

22.	Comment: With respect to the Salient Trend Fund, confirm in your response letter that since the Fund engages in short sales, if the Fund incurs interest or dividend expenses on short sales, it will include in its “Annual Fund Operating Expenses” table a line item for “Interest Expense on Short Sales” or “Dividend and Interest Expense on Short Sales.”

Response: The Registrant confirms that the Fund, to the extent applicable, will reflect applicable interest or dividend expenses on short sales in its “Annual Fund Operating Expenses” table.

23.	Comment: Disclose in the “Principal Investment Strategies” section of the Salient Trend Fund a) the market capitalization of the dividend paying companies (equity securities) and b) the credit quality and maturity for the fixed income investments in which the Fund invests.

Response: A) The Principal Strategies do not disclose investment in equity securities as a strategy and no changes are therefore needed. The equity risk is included due to the potential effect of equities on derivatives of such equities. B) A cash and cash equivalents risk factor has been added to the Fund in response to this comment.

24.	Comment: Revise the disclosure in the first paragraph in the Salient Trend Fund’s “Investment Process” sub-section of the “Principal Investment Strategies” section, as needed, to comply with the Plain English Rule.

Response: The Registrant notes that the noted disclosures are an essential component of the Fund’s principal investment strategies. As such, the Registrant believes that the accuracy of any disclosure related to these issues is paramount. The Registrant has balanced the requirements for accuracy and plain English in drafting the current disclosure. Therefore, the Registrant respectfully declines to make changes in response to this comment.

25.	Comment: With respect to the Salient Trend Fund, if the credit quality includes “junk bonds” include “Junk Bond” risk disclosure in the Fund’s “Principal Risks” section.

Response: No changes are necessary in response to the comment as the Fund does not invest in “junk bonds.”

26.	Comment: In connection with the disclosure in the section of the prospectus entitled “Security Types of the Funds—Real Estate-Related Companies,” please provide disclosure to the applicable Funds’ “Principal Investment Strategies” and “Principal Risks” sections regarding the Funds’ ability to invest in real estate-related companies.

Response: This disclosure applies to other Funds within the Fund complex not included in this Registration Statement. It will be removed from the Salient MF Trust Registration Statement.

27.	Comment: With respect to the Salient MLP & Energy Infrastructure Fund’s “Principal Investment Strategies” disclosure that the Fund may invest up to 15% in illiquid securities, please revise the disclosure to clarify the Fund may invest up to 15% of its “net assets” in illiquid securities as well as related disclosure in the Fund’s Statement Additional Information.

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Registrant has made the requested change.

28.	Comment: With respect to the disclosure in the section of the prospectus entitled “Appendix II – Related Performance of a Comparable Fund” please explain the significance of October 31, 2012.

Response: The “Related Performance of a Comparable Fund” section shows performance of the Comparable Fund for the period starting December 31, 2010 and ending October 31, 2012, as that is the period that Christopher J. Guptill solely managed the Comparable Fund. Mr. Guptill currently serves as the Salient Tactical Plus Fund’s portfolio manager and manages the Salient Tactical Plus Fund in substantially the same manner as he managed the Comparable Fund through October 31, 2012.

FORWARD FUNDS PROSPECTUS

29.	Comment: Prior to filing the Forward Funds’ 485(b) Registration Statement, provide the completed “Fee Table” for each series of the Registrant.

Response: Please see separate Response Letter filed April 22, 2016.

30.	Comment: In any “Annual Fund Operating Expenses” table footnote discussing a fee waiver and/or expense limitation agreement, please include disclosure regarding the ability of the Advisor to recoup advisory fees waived and/or expenses reimbursed by the Advisor. Additionally, confirm that any fee waiver and/or expense limitation agreement referred to in a footnote to a Fund’s “Annual Fund Operating Expenses” table will be filed as an exhibit to the Registration Statement.

Response: The Registrant has made the requested change and confirms that copies of all expense limitation agreements will be filed with the 485(b) Registration Statement.

Salient Adaptive Balanced Fund

31.	Comment: With respect to the Salient Adaptive Balanced Fund, please revise and/or add disclosure to the first sentence of the first paragraph to further define the term “risk-targeted.”

Response: The Registrant has added the following disclosure: “Risk-targeted means a portfolio management process by which the Adviser seeks to maintain a consistent, chosen level of risk as measured by the annualized standard deviation of returns.”

32.	Comment: With respect to the Salient Adaptive Balanced Fund, describe the principal investment strategy of the Underlying Funds and the types of securities in which the Underlying Funds invest. Please disclose the credit quality and maturity for the fixed income investments of the Underlying Funds in which the Fund invests, and if the Underlying Funds invest in below investment grade securities, add disclosure that the Underlying Funds invest in “junk bonds.”

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Fund currently includes disclosure in its “Principal Investment Strategies” section regarding the types of underlying funds in which the Fund primarily invests. Because the Fund may invest in several underlying funds and the Fund’s investments in those underlying funds may vary over time, the Registrant believes that the current disclosure approach of listing the types of underlying funds in which the Fund may invest is a clear, informative and efficient means to disclose the principal investments of the Fund to investors. Moreover, the inclusion of the types of securities and credit quality that an underlying fund invests, pursuant the underlying fund’s strategy, in the Fund’s “Principal Investment Strategies” section may be misleading should the Fund cease to invest in that underlying fund. In addition, if an investor desires to obtain updated information about the Fund’s specific investments in its underlying funds, the Fund’s “Principal Investment Strategies” section provides disclosure about how the investor can obtain regularly updated information about the Fund’s investments in such specific underlying funds. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

33.	Comment: Given the use of the word “Balanced” in the Salient Adaptive Balanced Fund’s name, provide additional disclosure in the Fund’s “Principal Investment Strategies” section describing the Fund’s policy to invest at least 25% in equity securities and 25% in debt securities in accordance with Rule 35d-1.

Response: The word “Balanced” refers to the Fund’s strategy to target a constant volatility level similar to the long-term volatility of the Adaptive Balanced Blended Index, which as disclosed consists of 60% MSCI World Index and 40% Barclays Global Aggregate Bond Index in line with the Fund’s risk balanced strategy. Accordingly, Registrant respectfully believes that no changes are necessary in response to the comment.

34.	Comment: In connection with the Salient Adaptive Balanced Fund’s discussion of frequent trading of portfolio securities in the “Portfolio Turnover” risk in the “Principal Risks” section, please add portfolio turnover as a strategy in the Fund’s “Principal Investment Strategies” sections if it is considered a principal risk.

Response: Portfolio Turnover is disclosed as a principal risk for the Fund because its investment strategies may result in the Fund engaging in frequent and active trading of portfolio securities. Although the Fund may engage in frequent and active trading of portfolio securities in the pursuit of its investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the Fund’s “Principal Investment Strategies” section in response to this comment.

35.	Comment: In the “Investment Advisor/Portfolio Managers” section of the Salient Adaptive Balanced Fund, revise the disclosure regarding the team to state that all investment decisions are made “jointly and primarily” by the team.

Response: The Registrant has made the requested change.

U.S. Securities and Exchange Commission

April 29, 2016

Salient Adaptive Income Fund

36.	Comment: With respect to the Salient Adaptive Income Fund, describe the principal investment strategy of the Underlying Funds and the types of securities in which the Underlying Funds invest. Please disclose the credit quality and maturity for the fixed income investments of the Underlying Funds in which the Fund invests and if the Underlying Funds invest in below investment grade securities, add disclosure that the Underlying Funds invest in “junk bonds.”

Response: The Fund currently includes disclosure in its “Principal Investment Strategies” section regarding the types of underlying funds in which the Fund primarily invests. Because the Fund may invest in several underlying funds and the Fund’s investments in those underlying funds may vary over time, the Registrant believes that the current disclosure approach of listing the types of underlying funds in which the Fund may invest is a clear, informative and efficient means to disclose the principal investments of the Fund to investors. Moreover, the inclusion of the types of securities and credit quality that an underlying fund invests, pursuant the underlying fund’s strategy, in the Fund’s “Principal Investment Strategies” section may be misleading should the Fund cease to invest in that underlying fund. In addition, if an investor desires to obtain updated information about the Fund’s specific investments in its underlying funds, the Fund’s “Principal Investment Strategies” section provides disclosure about how the investor can obtain regularly updated information about the Fund’s investments in such specific underlying funds. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

Salient Commodity Long/Short Strategy Fund

37.	Comment: With respect to the Salient Commodity Long/Short Strategy Fund, confirm in your response letter that since the Fund engages in short sales, if the Fund incurs interest or dividend expenses on short sales, it will include in its “Annual Fund Operating Expenses” table a line item for “Interest Expense on Short Sales” or “Dividend and Interest Expense on Short Sales.”

Response: The Registrant confirms that, to the extent applicable, if the Fund that engages in short sales it will reflect applicable interest or dividend expenses on short sales in its “Annual Fund Operating Expenses” table.

38.	Comment: The first paragraph of the Salient Commodity Long/Short Strategy Fund’s “Principal Investment Strategies” section states, “Portfolios are then created in which the Advisor attempts to balance the risk contribution of each trend-following strategy and the commodity markets within each strategy, for which the Advisor targets a 10% annualized daily standard deviation of returns.” Please delete or explain why this language is not an implied return under Rule 156(b)(ii)(f)(2) under the 1933 Act.

Response: The following sentence clearly explains that such targeted standard deviation is a targeted level of “risk calculation” derived from such strategic standard deviation and correlations with other strategies, and does not reference any particular level of return. Accordingly, no change is needed in the noted disclosure.

U.S. Securities and Exchange Commission

April 29, 2016

39.	Comment: With respect to the Cayman subsidiary for the Salient Commodity Long/Short Fund (the “Subsidiary”):

a.	Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

b.	Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the CFC’s investment advisory agreements may be combined.

c.	Disclose that the CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

d.	Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e.	Disclose any of the CFC’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

f.	Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

g.	Confirm in correspondence that: (1) the CFC’s management fee (including any performance fee) will be included in “Management Fees” and the CFC’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

U.S. Securities and Exchange Commission

April 29, 2016

Response:

a.	The Registrant notes that the Fund’s Statement of Additional Information (“SAI”) discloses that the Fund will look through to its Subsidiary for purposes of compliance with certain of the Fund’s fundamental and non-fundamental investment restrictions, including all Section 8 policies.

b.	Salient Advisors, L.P. is the advisor to the Subsidiary and is registered as an investment advisor with the Commission. The investment advisory agreement covers management of the Subsidiary and is subject to a combined 15(c) process.

c.	The Registrant confirms that the Subsidiary complies with Section 17. The Registrant notes that the Subsidiary has the same custodian as its Fund.

d.	As disclosed in the prospectus, the Fund has not applied for a private letter ruling from the IRS. The Fund intends to treat income from its Subsidiary as qualifying income based on the analysis in private letter rulings issued to other taxpayers and advice of counsel.

e.	The Registrant has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary when identifying the principal risks of the Fund.

f.	The Subsidiary’s financial statements have been consolidated with the financial statements of its Fund.

g.	The Registrant so confirms. In addition, the Subsidiary’s books and records are maintained in the U.S., together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. Upon proper request, the Subsidiary’s books and records may be made available to the Staff for inspection.

40.	Comment: In connection with the Salient Commodity Long/Short Strategy Fund’s “Swap Agreement” principal risk disclosure, add disclosure to the Fund’s Statement of Additional Information stating that to the extent that the Fund will write credit default swaps, the Fund will segregate an amount equal to the full notional amount of the credit default swap to cover such obligations.

Response: The Registrant confirms that its SAI correctly contains such disclosure. Accordingly, no changes are necessary in response to the comment.

41.	Comment: In connection with the in Salient Commodity Long/Short Strategy Fund’s “Debt Instruments” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to include the debt instruments in which the Fund will invest. Please disclose the credit quality and maturity for the fixed income investments in which the Fund invests and, if applicable, include disclosure that the Fund invests in “junk bonds.”

Response: The Fund’s principal strategies disclosure currently states the Fund will invest in “cash, money market instruments and cash equivalents,” and the Fund also has a cash and cash equivalents risk factor. Accordingly, no changes are necessary in response to the comment.

U.S. Securities and Exchange Commission

April 29, 2016

42.	Comment: In connection with the Salient Commodity Long/Short Strategy’s “Exchange-Traded Funds (“ETFs”)” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in ETFs or revise the “Exchange-Traded Funds (“ETFs”)” risk language accordingly.

Response: The Registrant has made the requested change.

43.	Comment: In connection with the Salient Commodity Long/Short Strategy Fund’s “Portfolio Turnover” principal risk disclosure, and since portfolio turnover is a byproduct of the Fund’s strategy, please add portfolio turnover as a strategy in the Fund’s “Principal Investment Strategies” section.

Response: Portfolio Turnover is disclosed as a principal risk for the Fund because its investment strategies may result in the Fund engaging in frequent and active trading of portfolio securities. Although the Fund may engage in frequent and active trading of portfolio securities in the pursuit of its investment strategies, such trading is not an investment strategy of the Fund. Accordingly, the Registrant respectfully declines to make any changes to the Fund’s “Principal Investment Strategies” section in response to this comment.

Salient EM Corporate Debt Fund

44.	Comment: With respect to the Salient EM Corporate Debt Fund, the Fund’s “Principal Investment Strategies” section states, “Under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in a diversified portfolio of fixed income securities of companies located in emerging market countries.” In light of the use of the word “debt” in the name of the Fund, revise the Fund’s 80% investment policy by replacing “fixed income securities” with “debt instruments” to comply with Rule 35d-1 of the 1940 Act.

Response: The Fund’s 80% investment policy as written accurately describes the Fund’s current strategies and complies with Rule 35d-1 of the 1940 Act. As such, the Registrant respectfully declines to replace “fixed income securities” with “debt instruments” in the Fund’s 80% investment policy.

45.	Comment: With respect to the Salient EM Corporate Debt Fund, the Fund’s “Principal Investment Strategies” section states, “Under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in a diversified portfolio of fixed income securities of companies located in emerging market countries.” Please explain in the response letter or revise the disclosure to clarify what “located in emerging market countries” refers to. Also please explain how this ties an issuer to the economic fortunes and risks of an emerging market. See Investment Company Act Release No. 24848 (January 27, 2001), n. 26.

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Registrant believes that where a Fund invests in instruments of issuers that are organized under the laws of a non-U.S. country, the Fund gains exposure to the economic fortunes and risks of such country. Although global economies and financial markets are increasingly interconnected, issuers may be acutely affected by favorable or unfavorable macroeconomic trends affecting their countries of organization, such as growth of gross domestic product, rates of inflation, capital reinvestment, resources and balance of payments position. Similarly, investments in issuers organized under the laws of a non-U.S. country may expose the Fund to various risks specific to a particular non-U.S. country, such as differences in accounting, auditing and financial reporting standards, the possibility of nationalization, expropriation or confiscatory taxation, adverse changes in investment or exchange control regulations and political instability. The Registrant notes that information regarding the location of emerging market countries is included in the prospectuses in the “Security Types — Security Types of the Funds – Emerging Market Securities and Frontier Market Securities” section.

46.	Comment: In connection with the Salient EM Corporate Debt Fund’s investments in derivatives or synthetic instruments as disclosed in the “Principal Investment Strategies” section, disclose how those investments in derivatives are counted toward the 80% test and confirm it is not the notional amount being counted toward the 80% test.

Response: The Registrant confirms that it does not use the notional amount of derivatives or synthetic instruments for purposes of determining compliance with an 80% test. Additional information about how a Fund complies with the 80% test is included in the prospectuses in the “Additional Investment Strategies—Changes of Investment Objective and Investment Policies” section.

47.	Comment: Revise the disclosure in the second paragraph of the Salient EM Corporate Debt Fund’s “Principal Investment Strategies” section, as needed, to comply with the Plain English Rule.

Response: The Registrant notes that the noted disclosures are an essential component of the Fund’s principal investment strategies. As such, the Registrant believes that the accuracy of any disclosure related to these issues is paramount. The Registrant has balanced the requirements for accuracy and plain English in drafting the current disclosure. Therefore, the Registrant respectfully declines to make changes in response to this comment.

48.	Comment: Revise the first sentence of the fourth paragraph in the Salient EM Corporate Debt Fund’s “Principal Investment Strategies” section to include the term “junk bonds” following the language regarding the Fund’s ability to invest in non-investment grade debt securities.

Response: The Registrant has made the requested change.

49.	Comment: With respect to the discussion of the Salient EM Corporate Debt Fund’s anticipated average duration in the Fund’s “Principal Investment Strategies,” please revise the duration example disclosure to disclose a range of plus or minus nine years of the Fund’s benchmark, the Credit Suisse Emerging Market Corporate Bond Index.

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Registrant respectfully declines to revise the Fund’s disclosure regarding the duration range of the example, as the range of the noted index fluctuates over time and may vary significantly in the near future. The Registrant also respectfully declines to use the higher number of the range in the duration example as the duration of three currently used in the example best approximates the average duration of the Fund’s portfolio. In addition, it is the Registrant’s belief that shareholders are better served by a duration example that uses a duration that is not at the outer limits of the Fund’s anticipated duration.

Salient EM Dividend Signal Fund

50.	Comment: In light of the Salient EM Dividend Signal Fund’s name, revise the 80% investment policy to state that the Fund invests in equity securities of “dividend-paying” emerging market companies to comply with Rule 35d-1 of the 1940 Act.

Response: The Registrant has made the requested change.

51.	Comment: With respect to the Salient EM Dividend Signal Fund, disclose in the Fund’s “Principal Investment Strategies” section the criteria that the Fund uses to determine what qualifies issuers as an emerging market company.

Response: The Registrant notes that disclosure regarding the criteria to determine what qualifies an issuer as an emerging market company is included in the prospectuses in the “Security Types — Security Types of the Funds – Emerging Market Securities and Frontier Market Securities” section. Accordingly, the Registrant respectfully declines to make the requested change.

52.	Comment: The Salient EM Dividend Signal Fund’s 80% investment policy requires that “[under] normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in the equity securities of emerging market companies.” Clarify that the “Cash and Cash Equivalents Risk” disclosure in the “Principal Risks” section only pertains to temporary defensive positions of the Fund under adverse market conditions.

Response: The Registrant notes that consistent with the Fund’s 80% policy, the Fund may hold up to 20% of its net assets in cash or cash equivalents under normal market conditions. Accordingly, the Registrant respectfully declines to make the requested change.

Salient EM Infrastructure Fund

53.	Comment: With respect to the Salient EM Infrastructure Fund, the Fund’s “Principal Investment Strategies” section states, “Under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in infrastructure-related securities issued by companies involved in the construction, development, financing or operation of infrastructure assets in emerging markets.” Please disclose in the Fund’s “Principal Investment Strategies” section the criteria that the Fund uses to determine what qualifies issuers as an emerging market company.

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Registrant has added the following disclosure: “The Fund considers a company to be in an emerging market if the company’s assets are exposed to the economic fortunes and risks of one or more emerging market countries, by, among other things, being (i) organized under the laws of an emerging markets country, (ii) traded principally in an emerging markets country, or (iii) deriving a material portion of their revenues or profits from activities in emerging markets countries.”

54.	Comment: In connection with the Salient EM Infrastructure Fund’s “Concentration” risk disclosed in the Fund’s “Principal Risk” section, disclose the specific industries or group of industries in which the Fund will concentrate its investments.

Response: The Registrant believes that the name and/or the current disclosure in the “Principal Investment Strategies” section of the Fund makes clear that the Fund will concentrate its investments in issuers of infrastructure investments in emerging markets. Accordingly, the Registrant respectfully declines to make changes in response to this comment. In addition, infrastructure risk and real estate risk are specifically addressed.

55.	Comment: The Salient EM Infrastructure Fund’s “Principal Investment Strategies” section discloses that the Fund may invest in securities of any credit quality. Provide corresponding “junk bond” risk disclosure in the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

56.	Comment: In connection with the Salient EM Infrastructure Fund’s “Master Limited Partnership” and “Real Estate Securities and REITs” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in MLPs, real estate securities and REITS.

Response: The Registrant has made the requested change.

Salient Frontier Strategy Fund

57.	Comment: In light of the Salient Frontier Strategy Fund’s name suggesting a particular type of investment despite the use of the word “strategy” in the name of the Fund, consider whether the Fund should adopt a fundamental 80% investment policy to comply with Rule 35d-1 of the 1940 Act.

Response: The Fund’s name does not refer to a type of investment but instead reflects that the Fund has an investment strategy that seeks to provide exposure to the returns of frontier markets. As a result, the Fund is not subject to the requirements of Rule 35d-1.

58.	Comment: With respect to the discussion of the Salient Frontier Strategy Fund’s anticipated average duration in the Fund’s “Principal Investment Strategies,” please revise the duration example disclosure to show an example of the duration calculation that is 2.5 years above the Fund’s benchmark, the Barclays 1-5 Year U.S. Government/Credit Bond Index.

U.S. Securities and Exchange Commission

April 29, 2016

Response: The Registrant respectfully declines to revise the Fund’s disclosure regarding the duration range of the example, as the range of the noted index fluctuates over time and may vary significantly in the near future. Furthermore, the Registrant respectfully declines to use the higher number of the range in the duration example as the duration of three currently used in the example best approximates the average duration of the Fund’s portfolio. Furthermore, it is the Registrant’s belief that shareholders are better served by a duration example that uses a duration that is not at the outer limits of the Fund’s anticipated duration.

59.	Comment: For the Salient Frontier Strategy Fund include a separate and enhanced frontier market risk in the Fund’s “Principal Risks” section.

Response: The Registrant currently discloses an “Emerging Market and Frontier Market Securities Risk” factor. Accordingly, no changes are necessary in response to the comment.

Salient High Yield Fund

60.	Comment: With respect to the discussion of the Salient High Yield Fund’s anticipated average duration in the Fund’s “Principal Investment Strategies,” please revise the duration example disclosure to show an example of the duration calculation that is that is a plus 50% of the Fund’s benchmark, the BofA Merrill Lynch U.S. High Yield Master II Index.

Response: The Registrant respectfully declines to revise the Fund’s disclosure regarding the duration range of the example, as the range of the noted index fluctuates over time and may vary significantly in the near future. The Registrant also respectfully declines to use the higher number of the range in the duration example as the duration of three currently used in the example best approximates the average duration of the Fund’s portfolio. In addition, it is the Registrant’s belief that shareholders are better served by a duration example that uses a duration that is not at the outer limits of the Fund’s anticipated duration.

61.	Comment: For the Salient High Yield Fund include a separate and enhanced “junk bonds” risk in the Fund’s “Principal Risks” section. Please add additional detail about the risks of “junk bonds,” including the speculative nature of “junk bonds.”

Response: The Registrant currently discloses a “Lower-Rated Debt Securities (“Junk Bonds”) Risk” factor. Accordingly, no changes are necessary in response to the comment.

Salient International Dividend Signal Fund

62.	Comment: Disclose in the “Principal Investment Strategies” section of the Salient International Dividend Signal Fund the market capitalization of the companies in which the Fund invests.

Response: The Registrant has made the requested change.

U.S. Securities and Exchange Commission

April 29, 2016

Salient International Real Estate Fund

63.	Comment: Provide disclosure in the Salient International Real Estate Fund’s “Principal Investment Strategies” section regarding how the Fund defines “real estate” and “real estate-related” companies.

Response: The Registrant believes that real estate and real estate-related companies are commonly understood by investors and further explanation about these types of investments is not necessary in the Fund’s “Principal Investment Strategies” section. The Registrant notes that additional information regarding real estate securities and real estate investment trusts is included in the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

64.	Comment: With respect to the Salient International Real Estate Fund, disclose the credit quality and maturity for the fixed income investments in which the Fund invests, and if the Fund invests in below investment grade securities, add disclosure that the Fund invests in “junk bonds.”

Response: The Registrant has made the requested change.

65.	Comment: In connection with the Salient International Real Estate Fund’s “Concentration” risk disclosed in the Fund’s “Principal Risk” section, disclose that the Fund will concentrate its investments in the real estate industry.

Response: The Registrant believes that the name and/or the current disclosure in the “Principal Investment Strategies” section of the Fund makes clear that the Fund will concentrate its investments in issuers in real estate. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

Salient International Small Cap Fund

66.	Comment: The “Principal Investment Strategies” section of the Salient International Small Cap Fund states that ‘small capitalization companies may include any company with a market capitalization equal to or less than any company in the MSCI EAFE Small Cap Index at the time of purchase. The current range of the MSCI EAFE Small Cap Index includes companies with a market capitalization range of up to $7.8 billion, which the Staff views as outside of the industry standard. Please revise the upper limit of small capitalization companies to an amount consistent with industry standard.

Response: The Registrant notes that the disclosure in the Fund’s “Principal Investment Strategies” section states that the Sub-Advisor “focuses its research on companies with market capitalizations of companies in the Fund’s benchmark, the MSCI EAFE Small Cap Index.” The Registrant believes that this approach to the market capitalization range in which the Fund may invest is most useful to investors as the market capitalization range may change during the fiscal year and the industry standard for small capitalization companies fluctuates. Lowering the upper-limit of the market capitalization range in which the Fund

U.S. Securities and Exchange Commission

April 29, 2016

may invest may prohibit the Fund from investment opportunities that are consistent with its name and strategy, may be potentially misleading to new and existing investors, and/or provide such investors with stale information about the Fund’s investment strategy. Accordingly, the Registrant has not made any revisions in response to the comment.

67.	Comment: In connection with the Salient International Small Cap Fund’s “Exchange-Traded Funds (“ETFs”)” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in ETFs or revise the “Exchange-Traded Funds (“ETFs”)” risk language accordingly.

Response: The Registrant has made the requested change.

68.	Comment: Since the Salient International Small Cap Fund’s principal investment strategy is to invest in small capitalization stocks, please enhance the disclosure in the Fund’s “Principal Risks” section related to small capitalization stocks.

Response: The Registrant currently discloses a “Small and Medium Capitalization Stocks Risk” factor. Accordingly, no changes are necessary in response to the comment.

Salient Real Estate Fund

69.	Comment: Provide disclosure in the Salient Real Estate Fund’s “Principal Investment Strategies” section regarding how the Fund defines “real estate companies.”

Response: The Registrant believes that real estate and real estate-related companies are commonly understood by investors and further explanation about these types of investments is not necessary in the Fund’s “Principal Investment Strategies” section. The Registrant notes that additional information regarding real estate securities and real estate investment trusts is included in the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

70.	Comment: In connection with the Salient Real Estate Fund’s “Concentration” risk disclosed in the Fund’s “Principal Risk” section, disclose that the Fund will concentrate its investments in the real estate industry.

Response: The Registrant believes that the name and/or the current disclosure in the “Principal Investment Strategies” section of the Fund makes clear that the Fund will concentrate its investments in issuers in real estate. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

71.	Comment: Since the Salient Real Estate Fund can invest in securities of any credit quality, provide corresponding “junk bond” risk disclosure in the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

U.S. Securities and Exchange Commission

April 29, 2016

72.	Comment: The Salient Real Estate Fund’s “Principal Investment Strategies” disclosure states that the Fund may invest in any market capitalization. Please add corresponding small capitalization risk disclosure to the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

Salient Select Income Fund

73.	Comment: Since the Salient Select Income Fund can invest in securities of any capitalization and credit quality, add disclosure as to whether this includes “junk bonds.”

Response: The Registrant has made the requested change.

74.	Comment: In connection with the Salient Select Income Fund’s “Concentration” principal risk disclosure, disclose the specific industries or group of industries the Fund will concentrate its investments in.

Response: The Registrant has made the requested change.

75.	Comment: In connection with the Salient Select Income Fund, please add “junk bond” risk disclosure to the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

76.	Comment: In connection with the Salient Select Income Fund, please add small capitalization risk disclosure to the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

Salient Select Opportunity Fund

77.	Comment: Since the Salient Select Opportunity Fund can invest in securities of any credit quality, provide corresponding “junk bond” risk disclosure in the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

78.	Comment: In connection with the Salient Select Opportunity Fund’s “Emerging Market and Frontier Market Securities” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in emerging and/or frontier markets or revise the “Emerging Market and Frontier Market Securities” risk language accordingly.

Response: The Registrant believes that the current disclosure in the Fund’s “Principal Investment Strategies” section accurately describes the Fund’s investments in emerging and/or frontier markets. Accordingly, no changes have been made in response to the comment.

U.S. Securities and Exchange Commission

April 29, 2016

Salient Tactical Growth Fund

79.	Comment: In connection with the Salient Tactical Growth Fund’s “Emerging Market and Frontier Market Securities” principal risk disclosure, revise the disclosure in the Fund’s “Principal Investment Strategies” to state that the Fund may invest in emerging and/or frontier markets or revise the “Emerging Market and Frontier Market Securities” risk language accordingly.

Response: The Registrant believes that the current disclosure in the Fund’s “Principal Investment Strategies” section accurately describes the Fund’s investments in emerging and/or frontier markets. Accordingly, no changes have been made in response to this comment.

80.	Comment: In connection with the Salient Tactical Growth Fund, please add small capitalization risk disclosure to the “Equity Securities” risk in the Fund’s “Principal Risks” section.

Response: The Registrant has made the requested change.

Salient Tactical Muni Strategy Fund

81.	Comment: With respect to the Salient Tactical Muni Strategy Fund, include a fundamental 80% investment policy to comply with Rule 35d-1 of the 1940 Act that the Fund will invest in at least 80% of the Fund’s assets in municipal bonds.

Response: The Fund’s name does not refer to a type of investment but instead reflects that the Fund has an investment strategy that seeks to take advantage of relative value, cross-over trading opportunities and market anomalies and inefficiencies through exposure to municipal and other credit markets. As a result, the Fund is not subject to the requirements of Rule 35d-1.

Salient Tactical Real Estate Fund

82.	Comment: With respect to the Salient Tactical Real Estate Fund’s “Principal Investment Strategies” section, provide disclosure regarding how the Fund defines “real estate companies.”

Response: The Registrant believes that real estate and real estate-related companies are commonly understood by investors and further explanation about these types of investments is not necessary in the Fund’s “Principal Investment Strategies” section. The Registrant notes that additional information regarding real estate securities and real estate investment trusts is included in the “Discussion of Principal and Non-Principal Risks” section of the Fund’s prospectus and in the “Additional Investment Techniques and Risks” section of the Fund’s SAI. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

U.S. Securities and Exchange Commission

April 29, 2016

83.	Comment: Disclose in the “Principal Investment Strategies” section of the Salient Tactical Real Estate Fund the market capitalization of the dividend paying companies (equity securities) and the credit quality and maturity for the fixed income investments in which the Fund invests.

Response: The Registrant has made the requested change.

84.	Comment: The Salient Tactical Real Estate Fund states in its “Principal Investment Strategies” section that the Fund may invest in exchange-traded funds. Confirm whether the “Annual Fund Operating Expenses” table will include a line item for “Acquired Fund Fees and Expenses.”

Response: Confirmed. If the Fund incurs acquired fund fees and expenses in excess of one basis point, it will reflect the acquired fund fees and expenses in its “Annual Fund Operating Expenses” table.

85.	Comment: In connection with the Salient Tactical Real Estate Fund’s “Concentration” principal risk disclosure, disclose that the Fund concentrates investments in the real estate industry.

Response: The Registrant believes that the name and/or the current disclosure in the “Principal Investment Strategies” section of the Fund makes clear that the Fund will concentrate its investments in issuers in real estate. Accordingly, the Registrant respectfully declines to make changes in response to this comment.

Salient US Dividend Signal Fund

86.	Comment: With respect to the Salient US Dividend Signal Fund, the Fund’s “Principal Investment Strategies” section states, “Under normal conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in the equity securities of dividend paying companies located within the United States.” Please explain in the response letter or revise the disclosure to clarify what “located” refers to. Also, please explain how this ties an issuer to the economic fortunes and risks of the U.S. See Investment Company Act Release No. 24848 (January 27, 2001), n. 26.

Response: The registrant has changed the sentence referenced by the comment to read “domiciled in the United States.”

Salient Adaptive US Equity Fund

87.

Comment: With respect to the Salient Adaptive US Equity Fund, the Fund’s “Principal Investment Strategies” section states, “Under normal market conditions, the Fund invests at least 80% of its net assets plus borrowings for investment purposes, if any, in equity

U.S. Securities and Exchange Commission

April 29, 2016

securities or exchange-traded funds (“ETFs”) listed on an exchange in the United States.” In accordance with Rule 35d-1 of the 1940 Act, please revise the disclosure to state that the Fund invests at least 80% of its net assets in equity securities or ETFs “traded principally” in place of “listed on” an exchange in the United States.

Response: The Registrant has made the requested change.

88.	Comment: With respect to the first sentence in the first paragraph of the Salient Adaptive US Equity Fund’s “Principal Investment Strategies” section, add disclosure to clarify that the ETFs will invest “significantly in U.S. equities.”

Response: The Registrant has made the requested change.

89.	Comment: Disclose in the “Principal Investment Strategies” section of the Salient Adaptive US Equity Fund the market capitalization of the dividend paying companies (equity securities) in which the Fund invests.

Response: The Registrant has made the requested change.

Salient Investment Grade Fund

90.	Comment: With respect to calculating the Salient Investment Grade Fund’s compliance with the 80% test, confirm the ETFs that the Fund holds invest significantly in investment grade securities (i.e. roughly 50% or more).

Response: The Registrant confirms that the ETFs that the Fund holds invest significantly in investment grade securities.

91.	Comment: With respect to the discussion of the Salient Investment Grade Fund’s anticipated average duration in the Fund’s “Principal Investment Strategies,” please revise the duration example disclosure to show an example of the duration calculation that is the Fund’s benchmark, the Barclays 1-5 Year U.S. Government/Credit Bond Index plus four years.

Response: The Registrant respectfully declines to revise the Fund’s disclosure regarding the duration range of the example, as the range of the noted index fluctuates over time and may vary significantly in the near future. Furthermore, the Registrant respectfully declines to use the higher number of the range in the duration example as the duration of three currently used in the example best approximates the average duration of the Fund’s portfolio. Furthermore, it is the Registrant’s belief that shareholders are better served by a duration example that uses a duration that is not at the outer limits of the Fund’s anticipated duration.

General:

1.	Comment: Please provide the traditional “Tandy” representations.

Response: The traditional “Tandy” representations are attached to this letter and are signed by an officer of the Funds.

U.S. Securities and Exchange Commission

April 29, 2016

*    *    *

No fees are required in connection with this filing. If you have any questions regarding the enclosed information, please contact me directly at (617) 261-3166.

Kind regards,

/s/ Richard F. Kerr

Richard F. Kerr, Esq.

cc:	Paul Bachtold, Chief Compliance Officer, Forward Funds and Salient MF Trust
George J. Zornada, Esq., K&L Gates LLP
Cal J. Gilmartin, Esq., K&L Gates LLP
Jonathan W. DePriest, Esq., Salient Partners, L.P.

U.S. Securities and Exchange Commission

April 29, 2016

Attachment

SALIENT MF TRUST	FORWARD FUNDS
4265 San Felipe, Suite 800	101 California Street, 16th Floor
Houston, Texas 77027	San Francisco, CA 94111

April 29, 2016

VIA EDGAR

Mr. Edward P. Bartz

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-8626

RE:	Forward Funds
File Nos. 033-48940; 811-06722
Post-Effective Amendment (“PEA”) No. 122 and Amendment No. 122

Salient MF Trust (together with Forward Funds, the “Registrants”)
File Nos. 333-180225; 811-22678
PEA No. 19 and Amendment No. 20

Dear Mr. Bartz:

In connection with a response being made on behalf of the Registrants to comments you provided with respect to PEA No. 122 and Amendment No. 122 to the Forward Funds’ and PEA No. 19 and Amendment No. 20 to the Salient MF Trust’s registration statements under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively, the undersigned hereby acknowledges on behalf of the Registrants that:

•	the Registrants are responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statements;

•	comments of the staff of the Securities and Exchange Commission (the “SEC Staff”) or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the filing made; and

•	if, to Registrants’ knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrants.

U.S. Securities and Exchange Commission

April 29, 2016

Sincerely,

/s/ Paul Bachtold
Paul Bachtold
Chief Compliance Officer